UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Warrant Termination Agreement

On May 19, 2026, NaaS Technology Inc. (the “Company”) entered into a warrant termination agreement (the “Warrant Termination Agreement”) with LMR Multi-Strategy Master Fund Limited (the “Holder”). Pursuant to the Warrant Termination Agreement, the parties agreed to (i) irrevocably terminate certain warrants (the “LMR Warrants”) to purchase Class A ordinary shares of the Company that were previously issued to the Holder on August 8, 2025 pursuant to a Deed of Settlement dated June 4, 2025 (the “Settlement Deed”), and (ii) a settlement payment arrangement in accordance with the terms of the Warrant Termination Agreement.

Under the Warrant Termination Agreement, upon execution of the agreement and payment of the first instalment of the Settlement Payment (as defined below), the LMR Warrants and any and all rights thereunder or with respect thereto are irrevocably and unconditionally cancelled, terminated and declared null and void and shall be of no further force or effect. In consideration of the termination of the LMR Warrants, the Company has agreed to pay the Holder an aggregate amount of US$4,500,000 (the “Settlement Payment”), payable in monthly installments from June through December 2026.

The Warrant Termination Agreement provides that, upon satisfaction of certain payment and other conditions, the Settlement Deed and all related Rescheduling Documents (as defined in the Settlement Deed) shall automatically terminate and be of no further effect.

The foregoing description of the Warrant Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Warrant Termination Agreement, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Warrant Termination Agreement, dated as of May 19, 2026, by and between NaaS Technology Inc. and LMR Multi-Strategy Master Fund Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By:	/s/ Steven Sim
Name:	Steven Sim
Title:	Chief Financial Officer

Date: May 20, 2026

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